SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
A listed Company
CNPJ / MF nº 02.558.115/0001-21
NIRE 41 3 0001760 3

Dear Shareholders

The directors of TIM Participações S.A (“TIM Participaçõesl” or “Company”) submit for your approval the Management Report and the Company and Consolidated Financial Statements, together with the independent auditors report for the year ending on December 31, 2004.

TIM Participações

TIM Participações S.A. is the holding company of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A., the leading mobile telecommunication operators in the South and Northern Regions of Brazil, respectively.

The new holding Company resulted from the merger of, in August 2004, Tele Nordeste Celular Participações S.A. (TND) with Tele Celular Sul Participações S.A. (TSU), which then changed its name to TIM Participações S.A.

TIM Participações is controlled by TIM Brasil Serviços e Participações S.A., a company belonging to Telecom Italia Mobile Group, the only group authorized to provide cellular telecommunications services across Brazil.

TIM Participações covers an area containing 44.2 million inhabitants. The two subsidiaries cover 5.7 million customers in 8 Brazilian states - Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, Paraná and Santa Catarina – in addition to the region of Pelotas in the state of Rio Grande do Sul. In 2004, their combined penetration reached 28% and their combined market share totaled 45.1%.

The company closed the year with a market value of about R$ 2.8 billion, ranking 3rd among the mobile telephone operators listed on Bovespa.

Message to Shareholders

We started 2004 with confidence yet fully aware of the challenges we faced, certain that we would progress in the deployment of our GSM network, enhancing the quality of our customer relations, pursuing new operating efficiency levels, and contributing to the development of our region.

We also planned to keep the focus on tapping group synergies – be they in knowledge, corporate processes, technology or cost optimization.

All the commitments made for 2004 were entirely fulfilled and even surpassed.

The corporate strategy enabled the full payment of the GSM network overlay on the existing TDMA network with our own capital. We achieved a solid, balanced and self-sustaining financial position that led us to launch the overlay with the cash in hand. And even after investing R$ 675.0 million during the year, TIM Participações enjoys one of the lowest indebtedness rates in the industry as well as a strong cash position.

The GSM overlay was accomplished in record time and already represents 36% of the customer base. The migration from one technology to the other has been a success as it has gained a large level of approval from users. We continued boasting the highest customer satisfaction ratings in our operating regions, according to market polls. Our brand is still Top of Mind – as we have been since we started operating.

The synergy between TIM Group enables the development of products and services using the same technological platform, creating a TIM Group competitive edge: products developed in Italy are adapted to the Brazilian market in record time and at low cost. One example of that is the cell phone TV, already available to TIM Participações customers.

Cost reduction is another advantage obtained from the integration. Best practices are continually shared among the group’s operating subsidiaries, enabling the achievement of low cost levels. Negotiations with suppliers are made jointly throughout the country.

In 2004 we achieved significant growth, adding 1.4 million customers to our base, maintaining the ARPU above the Brazilian average.

We faced accelerated growth and fierce competition in both regions. Nevertheless, we remained the leader in our regions, as a result of our segmented, personalized customer relations strategy. Our monthly churn, 1.9%, is below the Brazilian average.

This scenario affected all operators, however. In line with the market, our SAC (Subscriber Acquisition Cost), which had been consistently decreasing over the past years, went up 14%, reaching R$ 124.4, It is important to note that the SAC is still within levels considered profitable by the Company.

These conditions also enabled us to grow with profitability: our gross revenue grew by 26%, to R$ 3.4 billion and our EBITDA went up 10%, totaling R$ 886.2 million. The EBITDA margin over net revenue was 34.6% for the year.

Our income totaled R$ 265.9 million, and was affected by the strong growth of the customer base and the competitive environment, leading to an increase in variable costs related to gross customer additions such as taxes, commissions, etc.

Simultaneously, we proceeded with our corporate restructuring. The merger of TND into TSU was approved by the Shareholders’ Meetings in August, 2004. The operation was conducted with the utmost transparency and a minimum use of exercising the right to withdraw by shareholders, similar to which happened in previous procedures carried out by the Company.

Since they started being traded in October 2004, the new TSU shares have increased in liquidity. The average daily volume traded on the Bovespa grew by 30%, while the amount traded had risen by 24% by year’s end. This was one of the objectives of the merger that we successfully achieved.

Another example of good corporate governance practices are the advances made by TIM Participações in complying with the Sarbanes-Oxley Act, proceeding at a fast, groundbreaking pace in the Brazilian telecommunications industry. Our Statutory Audit Committee (Formal Fiscal Council) complies with the Sarbanes-Oxley Act, and has been a benchmark for publicly held Brazilian companies.

The Company also maintained its participation in social development projects in the regions where it operates. TIM Participações sponsored many programs and events throughout the year, especially in the areas of Education, Health, Culture and Sports.

2004 was, thus, a year of strong results that we were able to achieve with our extremely motivated and talented team. The human factor played a definitive role in our success.

We started 2005 with demanding goals and renewed energy. We still have a lot of work ahead of us in migrating TDMA customers, and our GSM structure must be ready to absorb those customers. We will proceed with care and continuously strive for cost efficiency in our customized offers, respecting the different profiles of our customers while at the same time minimizing migration costs. There is a lot to be done, but we trust our strategy and our commitment to further generate value in the Company on behalf of all stakeholders.

We learned that keeping the loyalty of the existing customers is as important as acquiring new ones. This has been our strategy, and we will keep expanding on it. The Company will continue evolving, in tandem with the technology and the market. New offers, new services and new sources of income will be developed continually. Our focus will continue being growth with profitability.

Economic and Industrial Environment – the strong economy leveraged our industry growth

The Brazilian economy grew vigorously in 2004, closing the year with a 5.3% GDP growth, a significant increase over the -0.1% recorded in 2003. The dollar was kept below R$ 3.00 for most of the year, being quoted on December 31 at R$ 2.6544, an 8.1% drop for the year. The Central Bank lowered the interest rates from February to September, but concerned with the inflation, gradually increased the Selic rate again, which closed the year at 17.75%. The Ibovespa grew by 17.8%, having been the most profitable financial investment in the year.

That environment was extremely favorable for the mobile communications industry, which continued with the strong growth rhythm it has enjoyed since 2003, when the total number of cell phones surpassed the number of landlines in the country. The year ended with a total of 65.6 million cell phones operating in Brazil, according to Anatel – Agência Nacional de Telecomunicações, the industry regulator industry. This figure represents approximately 1.7 times the total number of fixed lines. The prepaid and postpaid ratio in the country is already 80/20, showing the growth of the system not only in the low-income strata but also, and mainly, amongst young people.

Source: Anatel

Also according to Anatel, Brazil is currently the sixth largest mobile communications market in the world, right behind the most developed and densely populated countries, such as The United States and China. All the same, the teledensity, i.e., number of telephones per 100 people, still is 36.6%, showing that there is still a lot of room for growth.

Regulatory and Competitive Environment – strong market presence

Six years after the privatization of the Telebrás system which created 12 separate telecommunications companies in the country(of which 8 are mobile telecommunications operators ), and the privatization auctions of Bands B, D and E, the competitive environment in Brazil at the end of 2004 was dominated by five major corporate groups, operating in distinct fields, regions, bands and technologies.

According to the rules issued by Anatel, each region can have a maximum of four competing companies. TIM Participações’ market in the South Region currently has the 4 competitors allowed by law, while in the Northeast region there are three operators.

To be able to offer the GSM technology to their customers, TIM Participações’ operating subsidiaries adopted the PCS (Personal Communications Services) in the 2nd half of 2002. In addition, to enable access to the 1,800 and 900 MHz frequencies, the PCS also enabled operators to offer domestic and international long-distance services through the Carrier Selection Code (CSC).

o Since the licenses granted to us by Anatel overlapped with others already held by another TIM Group company in Brasil, TIM Participações will waive its long-distance service in 2005. Our customers can make long-distance calls by selecting the code of any one of the carriers qualified to provide such service. With that, TIM Participações will cease receiving long-distance revenue, and consequently will no longer incur the costs of providing such services. In turn, the Company will start collecting interconnection charges (VU-M), received from other long-distance operators for the calls completed in our network. Although we except our overall net revenues to decline, we do not believe that such decline will have an adverse material effect on our business.

In 2005, the discussions on the free negotiation of VU-M fees, and the adoption of the Total Bill & Keep.

Under the current interconnection system, a mobile telecommunications operator pays the other when the traffic originated from its network destined to the other operator's network - with the same area code, and exceeds 55% of the total traffic between the two companies. With the adoption of the Total Bill & Keep, operators will not pay nor receive the respective VUM fees within the same area code.

TIM Participações has been participating actively in the negotiations concerning the proposed regulatory changes, in order to minimize the impact on its operations.

Focus on GSM – TIM’s distinctive and pioneer feature

The GSM, Global System for Mobile Communications, the most widely used technology in the world, started being offered in the 2nd half of 2003 to the customers of TIM Participações subsidiaries, which formerly operated solely with TDMA.

Thanks to careful planning, successful execution and, above all, our commitment to our customers, the GSM implementation was well-done and speedy. By the end of 2004, the new network covered 599 cities, surpassing the 564 cities covered by the TDMA, and serves 91.1% and 82.4% of the urban population in the South and Northeast regions, respectively.

The success of this operation was made possible by the successful site sharing structure of the TDMA network, as well as the other carriers’ networks, requiring investments below forecast.

In addition to all of the advantages (the use of SIM cards, national plan integration, security against cloning, international roaming and more value-added services, among others), cities covered by the GSM network also have access to the GPRS and EDGE technologies, innovations that facilitate the use of data and multimedia services across the country. Additionally, TIM is the first Brazilian mobile communications operator to enter into data and multimedia roaming agreements abroad.

TIM enjoys one of the largest mobile data transmission networks in Latin America, using GPRS (General Packet Radio Service), a technology enabling any mobile device (laptop, PDA or cell phone) to connect to the Internet without a modem, at any time and from any place covered by the TIM GSM network, at speeds of up to 40 kbps. Furthermore, it provides access to online information, such as e-mail, personal calendar and the latest news via WAP (Wireless Application Protocol).

EDGE (Enhanced Data rates for Global Evolution) is a technological evolution of GPRS, providing high-speed (up to 200 kbps) data transmission and Internet access. The EDGE technology is the cell phone broadband, making the idea of the mobile office into a reality. Fast access to corporate and personal e-mails; swift file download and upload; agile Internet navigation, long-distance video monitoring and remote access to corporate applications (SAP, Intranet etc.) are some of the advantages available.

Those two technologies made it possible for the Company to launch the cell phone TV in October, TIM TV Access, which provides access to television programs.

Customers - loyalty and growth are the Company’s focus

Customer loyalty continues to be the strategy which TIM Participações will follow in order to keep its leadership position in its markets. The Company closed 2004 as the leader in its operating regions, both in total market share and gross sales.

TIM Participações’ customers are served by 2.030 points of sales, of which 32 are Company-owned shops. This figure is 30% greater than in 2003.

The Company was quite active in 2004 in securing customer loyalty and expanding its base. Constant media presence, promotions on commemorative dates and sponsoring events for young audiences were some of the most outstanding marketing actions the Company took during the year.

One of the innovations launched this year was the Nosso Grupo postpaid plan, catering to individual and corporate customers –families or groups of people that have more than one postpaid telephone and make many calls to one another. The Company also offered several recharge bonuses throughout the year to prepaid plan customers, in order to maintain their loyalty and ensure a monthly recharge.

The highlight was the VAS (Value-Added Services) growth revenue, which jumped by 110.1%, to R$ 118.4 million for the year. TIM Participações expanded its portfolio, opening room for the development of new applications. VAS complements the plans already offered and are an important source of additional revenue, representing 4.3% of our gross revenue in 2004, versus 2.0% in 2003 and just 1.6% in 2002. The flagship service is still the SMS – Short Message Service: the number of messages between cell phones increased 147%, from 199,4 million in 2003 to 492,9 million in 2004.

Customer Base Growth The GSM offer and the arrival of new competitors drove our customer base growth, which was above the growth rate of the past years.

The Company closed the year with 5.7 million customers, 34% above the 2003 figure. The most significant growth continues to be in the prepaid customer base, totaling 4,319 thousand customers – 44% more than in the preceding year. The prepaid base for 2004 is bigger than the total base reported in 2003. The postpaid base encompasses 1,337 thousand subscribers, an 8% increase over 2003.

Corporate customers, a priority for TIM Participações, have accounted for the postpaid base growth, representing about 50% of the total sales in this segment in 2004. The availability of the GSM network enabled access to several services of interest to such customers, such as national plans allowing travel at no extra call rates, in addition to the Message Transport Network (MTN), a service rendering it possible for companies to talk to their customers, partners and employees using our message service at a lower fee due to the higher quantity of messages. Over the past 4 years, the corporate customer base has quadrupled.

Of the total customer base, 76% are prepaid and 24% are postpaid customers, specifically 78/22 in the South region and 76/24 in the Northeast. As for the technology used, out of the total customer base by year end, 36% used GSM, of which 46% were in the South and 25% were in the Northeast.

Even in the most competitive scenario ever faced, TIM Participações achieved record net addition levels, totaling 1.4 million new customers, more than doubling the 2003 figure. In the South region, this number virtually tripled. SM was the technology chosen by 71% of new customers (gross additions) in the South region and by 56% in the Northeast region during the year.

The total combined penetration in the South and Northeast regions was 29%, versus 19% in 2003 and below the national average penetration of 36.6%. Customer Relation TIM Participações understands that its success resides in the importance it gives to customers. Our philosophy of putting our users first by making sure that they are always satisfied permeates the organization as a whole and is an integral part of staff assessment.

TIM Participações has implemented several ways in which customers can contact the Company: the CRC (Customer Relations Center), the Customer Council, the Ombudsman and the hotline “Fale com o Presidente” being the most important. More than acting as just relations centers, these channels provide the inspiration to define the Company priorities: through them operators obtain the feedback necessary to correct any flaws in the strategy or expand the highly praised services.

The Customer Council, for instance, was a successful initiative in assembling opinion leaders and involving them in the most important Company processes. The Council is composed of representatives from institutions located in each one of the Company’s operating regions, which include business and industrial associations, local administrations, universities, Procons (Consumer Protection Agencies), Anatel and representatives of the community. With the Customer Council, TIM Participações has been achieving increased customer loyalty and appreciation, since they understand that their rights as consumers are respected. Its scope has been expanded and strengthened along the years, and now there are Councils acting in 10 regions.

Another effort we are making it satisfying our customers is the Customer Satisfaction Committee, made up of the Company’s top management from all areas within TIM Participações having direct with customers. This committee meets every two months to monitor all the processes involving customers and their respective quality indicators.

Care for our relationships, transparent communication and focusing on customer satisfaction have caused the user’s migration from one technology to another to take place very transparently. The Company tried to optimize the cost of migration with customized offers, analyzing variables such as relationship duration, bill values, use of services, among others, to suggest the best option – which, in some cases, could be to wait a little longer to migrate.

Human Resources – TIM Participações major intangible asset

The human factor is what distinguishes the Company from its competitors. The Company closed the year with 2,189 employees, 10% more than in 2003. This was due mainly to the increase in the customer base.

In 2004, R$ 2.3 million were invested in professional training programs, resulting in 262.5 thousand hours of training for 33.9 thousand people. The courses offered were concentrated on customer satisfaction and aimed especially at training employees in customized service.

Another focus of the Human Resources Department in 2004 was the implementation of projects aimed at in-house improvement to enhance customer relations. A highlight from this is the project deployed at the Customer Relations Center (CRC) that was enlarged and restructured. Also, manager and team training programs and improvements in operational training processes were carried out in order to address the motivational aspect of the operation.

All TIM Participações employees had their performance assessed and commented on by their managers. The in-house satisfaction and motivation levels were gauged by a corporate climate poll, called Foto di Gruppo, which is in its second phase and is applied to all TIM operators around the world. At TIM Participações, the poll showed a 3% improvement in the average satisfaction rate over 2003.

Financial performance – growth with profitability

As a consequence of the corporate restructuring and for the purposes of making the analyses of TIM Participações S.A economic and financial performances easier, pro forma statements were prepared for 2003, as if the merger had taken place on January 01, 2003, mirroring the combined TSU and TND results.

Operating Revenues The gross service revenue was R$ 2,782.4 million, 18% above 2003. This increase is mainly derived from the 34% expansion of the customer base and the 110% increase in the value-added services (VAS revenue), as well as the 29% increase in use, both driven by the new services offered to GSM customers.

TIM Participações’ average revenue per user (ARPU) was R$ 35.03, versus R$38.09 in 2003, representing an 8% reduction. The marked growth in the total customer base, in particular the 44% increase in the prepaid customer base, resulted in that decline.

The gross handset revenue for the period was R$ 646.8 million, a 71% increase over 2003, because of the greater growth of mobile communications in 2004.

Operating Costs and Expenses The cost of services reached the amount of R$ 784.2 million, 6% above 2003, indicating cost efficiency in view of the expansion of the customer base and the consequent increase in the interconnection costs with the other carrier networks.

The handset sales costs for the year were R$ 508.8 million, 61% greater than the R$ 316.7 million posted in 2003, because of the greater number of handsets sold, which more than doubled the amount recorded in 2003.

As a consequence, selling expenses were R$ 647.3 million, 40% higher than in 2003. The marked growth in sales was the main cause behind the increased selling expenses related to commissions and the FISTEL tax placed on every handset activation.

General and administrative expenses, including personnel expenses, totaled R$ 182.4 million, versus R$ 193.8 million in 2003, representing a 6% reduction. This result mirrors the enhanced cost reduction practices among the operating companies.

EBITDA TIM Participações had a 10% growth in EBITDA – earnings before interest, tax, depreciation and amortization –R$ 886.2 million in 2004 compared to R$ 805.5 million registered in 2003. The EBITDA margin was 34.6%, 3.6p.p. below the 38.2% margin recorded in 2003, as a result of the increase in the handset sales costs and sales expenses, derived from the higher volume of gross customer additions and from the efforts to expand the GSM network during the period. The EBITDA margin on services, excluding handset revenues and expenses, was 44.9%, versus 45.7% in 2003.

Depreciation and Amortization Depreciation and amortization totaled R$ 498.1 million in the period, versus R$ 439.7 million in 2003, a 13% increase resulting from a boost in investment during the period. In 2004, the Depreciation of the TDMA-related assets were accelerated, in order for them to be fully depreciated by 2008.

Net Financial Income Our net financial income for the quarter was R$ 60.6 million in 2004, versus R$ R$ 79.1 million in 2003, In 2004, the average amount of cash available for financial investment. The average cash allotted to financial investment for the year decreased by 19.7%, and the interest rate (CDI) declined 7.1p.p. when compared to 2003.

Net Income The consolidated net income was R$ 265.9 million, 4.3% below 2003, mainly because of the increment in variable costs (as a consequence of the increase in gross customer additions). In 2003, income included the non-operating revenue, amounting to R$ 25.1 million, related to gain from the sale of the interest in Blah. The net income per 1,000 shares was R$ 0.41, and R$ 4.10 per 10,000 shares (1 ADR).

Indebtedness The gross indebtedness on December 31, 2004 was significantly lower than in 2003: R$ 104.1million, of which 60 % were short-term debts. The Company ended the year with R$ 752.2 million in cash.

Investments Investments totaled R$ 675.0 million at the end of December 2004, mostly directed to the implementation of the GSM network.

Social Accountability – a company tuned to community needs

TIM Participações continued with the projects carried out by TIM Sul and TIM Nordeste individually, and went even further in Social Accountability.

Active in several areas, such as fostering volunteerism, educational initiatives, environmental education and environment preservation, support and incentives for sports and cultural programs, the Company continues to carry out important social programs wherever it operates.

The company is ever-present in the community and strives to perform its role an agent of change.” Two new projects which were started in 2004 are examples of that: “Ligando Vidas” and “Arte Urbana”. The first, developed in a partnership with the Hospital Pequeno Príncipe, in Curitiba (PR), in which the Company distributes 50 cell phones among the hospital and patients waiting for organ transplants, in order to improves the quality of life of low income patients and their families, ensuring prompt contact in transplant cases.

The second is related to TIM Participações social inclusion initiatives. The “Arte Urbana” project, in place in the South region in a partnership with the NGO Cidade Escola Aprendiz, works on promoting citizenship for public school students, teaching them to make glass mosaic panels to replace the vandalized walls in the city. In the Northeast, the “TIM Música nas Escolas” project is one of the key social inclusion initiatives, taking music education to public school students. In the last year alone, 1,680 Recife (PE) public school children attended this program.

As for education, a four-year old partnership with Pastoral da Criança develops adult literacy and community leader training programs. In 2004, leader training programs were offered in 56 communities while the adult literacy program assisted 1,025 individuals in the states of Santa Catarina, Paraná and in the region of Pelotas (RS). In the Northeast, one of the highlights of the Company’s social accountability programs is the support it gives to the Associação Padre Enzo program, “Creche Solidariedade,” which assists 240 needy children per day. The program also includes assistance to their families in the form of visits by employees to the children’s homes.

In terms of the environment, the Company develops the “Recicla TIM” project in the Northeast, an in-house waste management program promoting separate collection, selection, re-use of recyclables and social inclusion by income generation. It is carried out in partnership with Coopagres, the Recife recyclable waste collectors’ organization and with the NGO Instituto Severino Bernardino Gomes de Artes Visuais. In the South region, we maintain the “Programa de Recolhimento de Baterias de Celulares”, that has collected over 220,000 cellular batteries since 1999 – one of our most important activities in the area of environment preservation, because it protects the environment and also raises awareness.

we have also played an important role in fostering and promoting cultural programs throughout the country, highlighting local talents, organizing large shows and festivals, in addition to efforts fostering culture in the community. Among the several cultural activities sponsored in the states where we operate are: FILO (Festival Internacional de Londrina), an important theater festival in Brazil which brings groups and plays from the world over to Londrina (PR); the “Mais MPB” project in Recife (PE), that periodically sponsors shows with top Brazilian pop musicians and also provides opportunities for local talents to show their work to a high-quality audience; the “Curitiba POP Festival” in Paraná; the “Festival de Blues de Guaramiranga” (CE); sponsorship of traditional Christmas celebrations, such as the “Giramundo” in Teresina (PI); and “Estação TIM”, shows with major Brazilian musicians held in the states of Paraná and Santa Catarina, fully organized by the Company.TIM Participações is also present in sports, sponsoring the Londrina Basketball time in the South and the Surf Championship in the Northeast.

Corporate Governance – TIM Participações leads in compliance with the Sarbanes-Oxley Act

The best corporate governance practices have been adopted by TIM Participações, in compliance with the Sarbanes-Oxley (SoX) Act, a US law aimed at ensuring greater transparency and reliability in the information provided by the financial statements of publicly-held companies.

The efforts to comply with the SoX Act at TIM Participações are well under way. One of the first actions was restructuring the Statutory Audit Committee. By the end of 2004, it was already operating in accordance with the Sox definition of an Audit Committee, with independent by-laws, totally independent members along with adopting pre-approval procedures when retaining audit and consultancy services. The Company ranks alongside Brazil’s leading companies with the best corporate governance practices, according to the research conducted by University of São Paulo (USP),

In 2003, TIM Participações adopted the Code of Ethics developed by TIM in Italy, which is based on the UN Global Compact, including principles concerning human rights, labor, environment and the corruption prevention. The Code is available for consultation on our website as well as on the Intranet.

TIM is among the leading companies in corporate governance in Italy, according to a survey Conducted made by the ISS – Institutional Shareholder Services, in May 2004.

Capital Market – new TSU debut on the Brazilian and foreign Stock Exchanges

TIM Participações S.A. shares started trading on the Bovespa on October 11, 2004, with the ticker name TIM PART S/A, under the trading codes TCSL3 for common shares and TCSL4 for preferred shares. The ADRs started trading on the New York Stock Exchange (NYSE) on October 15, 2004, under the TSU code; each ADR represents 10,000 preferred shares.

The swap ratio in the Tele Nordeste Celular Participações (TND) merger was 0.9261 TSU share for each TND common or preferred share, and 1.8522 TSU ADSs for each TND ADS.

The performance of TIM Participações shares was not consistent with its operating performance. The industry as a whole increased in value, with the Telecommunications Index (Itel index) showing a 72.7% increase.

The Company ended the year with its lots of 1,000 common and preferred shares being quoted on the Bovespa at R$ 3.87 and R$ 4.05, having been valued at27.7% and devalued 1.9% in the year, respectively. Ibovespa had a 17.8% increase during the period. On the New York Stock Exchange (NYSE), our ADRs (American Depositary Receipt), representing 10,000 preferred shares, reached US$ 14.45 on the last trading day of the year, with a positive variation of 7.5%.

Dividends and Interest on Capital

TIM Participações Directors are proposing the payment of R$ 68.1 million to shareholders, as dividends and interest on capital, net of income tax, equivalent to R$ 0.0970 per lot of 1,000 ordinary and preferred shares. Additionally, the special dividend reserve is being paid in amounting to R$ 2.3 million, corresponding to R$0.0033 to be paid to the shares owners in April 5, 2002.

Additional Information

Pursuant to Instrução CVM nº 381/03, art. 2, we inform that for the fiscal year ended on December 31, 2004, Ernst & Young Auditores Independentes S.S., or any other related party thereto, did not provide any services except the independent audit of TIM Participações S.A. and its subsidiaries TIM Sul S.A. and TIM Nordeste Telecomunicações S.A.

Final comments

TIM Participações, permanently striving to maintain continuous and balanced growth, thanks clients for their loyalty and reaffirms the commitment to seek ways to repay this preference with special service and quality. Our gratitude extends also to our business partners, suppliers and financial institutions, for their support and trust, and in particular to our employees and collaborators, without whom we would not have achieved our objectives, and finally to our shareholders, for their trust in and support of our management.

The Directors

Parent Company and Consolidated Financial Statements

TIM Participações S.A.

December 31, 2004 and 2003
with Report of Independent Auditors

TIM PARTICIPAÇÕES S.A.

FINANCIAL STATEMENTS

December 31, 2004 and 2003

A free translation from Portuguese into English of Report of Independent Auditors on financial statements prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
TIM PARTICIPAÇÕES S.A.

We have audited the accompanying balance sheets (parent company and consolidated) of TIM Participações S.A. (former Tele Celular Sul Participações S.A.) and its subsidiaries as of December 31, 2004 and 2003, and the related statements of income, of shareholders’equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

We conducted our audits in accordance with generally accepted auditing standards in Brazil which comprised: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiaries, (b) the examination, on a test basis, of the documentary evidence and accounting records supporting the amounts and disclosures in the financial statements, and (c) an assessment of the accounting practices used and significant estimates made by the Company’s and subsidiaries’ management, as well as an evaluation of the overall financial statement presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TIM Participações S.A. (parent company and consolidated) and its subsidiaries at December 31, 2004 and 2003, and the results of their operations, changes in their shareholders’ equity and changes in their financial position for the years then ended, in conformity with the accounting practices adopted in Brazil.

Curitiba, January 20, 2005

ERNST & YOUNG
Auditores Independentes S.S.
CRC - 2SP 015.199/O-6 - F - PR

Mauro Moreira
Accountant CRC-1RJ 072.056/O – 0 – S – PR

A free translation from Portuguese into English of financial statements prepared in accordance with the accounting practices adopted in Brazil

TIM PARTICIPAÇÕES S.A.

BALANCE SHEETS
December 31, 2004 and 2003
(In thousands of reais)

	Parent company		Consolidated

ASSETS	2004	2003	2004	2003

Current assets
Cash and cash equivalents	1,299	10,213	856,332	418,722
Accounts receivable	-	-	595,935	230,469
Inventories	-	-	47,200	16,241
Taxes and contributions recoverable	13,587	3,293	91,154	29,816
Deferred income and social contribution taxes	1,512	3,543	108,706	52,974
Dividends and interest on shareholders' equity recoverable	126,037	30,109	-	-
Other current assets	474	62	17,020	4,473

	142,909	47,220	1,716,347	752,695

Noncurrent assets
Taxes and contributions recoverable	-	-	46,750	6,200
Deferred income and social contribution taxes	2,156	1,355	163,114	139,041
Related parties	108	7,472	397	355
Judicial deposits	341	-	30,291	14,939
Other noncurrent assets	-	37	1,505	363

	2,605	8,864	242,057	160,898

Permanent assets
Investments	2,012,656	932,786	9,890	11,470
Property, plant and equipment	-	65	1,627,862	711,650

	2,012,656	932,851	1,637,752	723,120

	2,158,170	988,935	3,596,156	1,636,713

	Parent company		Consolidated

LIABILITIES AND SHAREHOLDERS' EQUITY	2004	2003	2004	2003

Current liabilities
Suppliers	797	738	691,022	206,940
Loans and financing	-	-	62,872	42,751
Salaries and related charges	755	10,935	20,842	13,487
Taxes, charges and contributions	15,806	5,890	161,648	77,835
Concessions payable	-	-	11,361	16,728
Dividends and interest on shareholders'
equity payable	79,017	40,401	114,678	48,809
Related parties	34,948	-	2,944	6,767
Other current liabilities	-	-	21,238	5,032

	131,323	57,964	1,086,605	418,349

Noncurrent liabilities
Loans and financing	-	-	41,220	39,432
Taxes, charges and contributions	-	-	26,005	58,837
Provision for contingencies	2,643	252	24,517	11,863
Supplementary pension plan	3,697	3,733	3,697	3,733

	6,340	3,985	95,439	113,865

Minority interests	-	-	393,605	177,513

Shareholders' equity
Capital	884,504	369,163	884,504	369,163
Capital reserve	240,634	148,565	240,634	148,565
Income reserve	895,369	409,258	895,369	409,258

	2,020,507	926,986	2,020,507	926,986

	2,158,170	988,935	3,596,156	1,636,713

See accompanying notes.

TIM PARTICIPAÇÕES S.A.

INCOME STATEMENTS
Years ended December 31, 2004 and 2003
(In thousands of reais, except for earnings per share, expressed in reais)

	Parent company		Consolidated

	2004	2003	2004	2003

Gross revenues
Telecommunications services		-	2,782,403	1,159,472
Sale of goods		-	646,772	255,716

	-	-	3,429,175	1,415,188

Deductions from gross revenues			(864,543)	(326,906)

Net revenues	-	-	2,564,632	1,088,282
Costs of services rendered			(784,233)	(355,192)
Costs of goods sold			(508,837)	(221,722)

Gross profit	-	-	1,271,562	511,368

Operating income (expenses):
Selling		-	(647,277)	(230,488)
General and administrative	(20,764)	(4,105)	(182,442)	(94,877)
Equity pickup	334,788	128,487	-	(3,250)
Amortization of premium on privatization	-	-	(50,450)	(25,288)
Amortization of concession	-	-	(8,626)	(1,889)
Other operating income (expenses)	(4,182)	(512)	5,339	(1,245)

	309,842	123,870	(883,456)	(357,037)

Income before financial results	309,842	123,870	388,106	154,331

Financial income (expenses):
Financial income	1,938	3,020	133,613	111,766
Financial expenses	(10,130)	(3,914)	(68,801)	(81,276)
Foreign exchange variance, net	-	(4)	(4,241)	(4,681)

	(8,192)	(898)	60,571	25,809

Operating income	301,650	122,972	448,677	180,140
Non-operating income (loss)	(4,997)	9,321	(4,592)	12,842

Income before income and social contribution taxes and minority interests	296,653	132,293	444,085	192,982
Provision for income and social contribution taxes	(9,781)	(11,491)	(108,037)	(42,423)

Income before minority interests	286,872	120,802	336,048	150,559
Minority interests	-	-	(70,113)	(29,757)

Net income for the year	286,872	120,802	265,935	120,802

Earnings per thousand shares outstanding at year-end (R$)	0.41	0.34

See accompanying notes.

TIM PARTICIPAÇÕES S.A.

STATEMENTS OF SHAREHOLDERS’ EQUITY
Years ended December 31, 2004 and 2003
(In thousands of reais)

		Capital reserve	Income Reserves

	Capital	Special goodwill reserver	Legal reserve	Dividends payable	Unearned income reserve	Expansion reserve	Retained earnings	Total

Balances at December 31, 2002	324,666	178,062	23,795	8,655	-	310,152	-	845,330

Capital increase with transfer of reserve	44,497	(29,497)	-	-	-	(15,000)	-	-
Net income for the year	-	-	-	-	-	-	120,802	120,802
Realization of special dividends reserve	-	-	-	(8,655)	-	-	-	(8,655)
Allocation of net income for the year :
Legal reserve	-	-	6,040	-	-	-	(6,040)	-
Interest on shareholders' equity	-	-	-	-	-	-	(12,000)	(12,000)
Dividends	-	-	-	-	-	-	(18,491)	(18,491)
Expansion reserve	-	-	-	-	-	84,271	(84,271)	-

Balances at December 31, 2003	369,163	148,565	29,835	-	-	379,423	-	926,986

Capital increase with transfer of reserve	87,102	(27,102)	-	-	-	(60,000)	-	-
Capital increase with incorporation of net assets:
Tele Nordeste Celular Participações S.A.	428,239	119,171	32,839	2,300	18,838	280,194	-	881,581
Realization of special dividend reserve	-	-	-	(2,300)	-	-	-	(2,300)
Net income for the year	-	-	-	-	-	-	286,872	286,872
Allocation of net income for the year:
Legal reserve	-	-	14,343	-	-	-	(14,343)	-
Interest on shareholders' equity	-	-	-	-	-	-	(30,000)	(30,000)
Dividends	-	-	-	-	-	-	(42,632)	(42,632)
Expansion reserve	-	-	-	-	-	199,897	(199,897)	-

Balances at December 31, 2004	884,504	240,634	77,017	-	18,838	799,514	-	2,020,507

TIM PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2004 and 2003
(In thousands of reais)

	Company		Consolidated

	2004	2003	2004	2003

SOURCES OF WORKING CAPITAL:
Net income for the year	286,872	120,802	265,935	120,802
Amounts which do not affect working capital:
Exchange and monetary variance and interest	2,640	(86)	9,038	12,067
Provision for contingencies	2,589	117	3,593	2,912
Equity pickup	(334,788)	(128,487)	-	-
Depreciation and amortization	891	1,596	330,953	211,798
Investment write-off	-	6,929	-	6,929
Goodwill amortization	1,581	-	1,581	-
Residual value of fixed asset disposals	1,794	-	1,643	921
Gain on investments	5,950	3,250		3,250
Minority interests	-	-	45,526	17,924
Pension supplementation	(36)	900	(36)	900

Total from operations	(32,507)	5,021	658,233	377,503

From shareholders:
Dividends receivable	65,591	18,703	-	-
Interest on shareholders' equity receivable	71,112	37,407	-	-
Effect of merger with Tele Nordeste Celular Participações S.A.:
Noncurrect assets	(884)	-	(101,958)	-
Investment	(889,316)	-	-	-
Property, plant and equipment	(2,621)	-	(662,453)	-
Noncurrent liabilities	18,604	-	53,195	-
Minority interests	-	-	165,891	-
Net assets	881,581	-	881,579	-

	144,067	56,110	336,254	-

From third parties:
Decrease in noncurrent assets	23,066	3,275	156,445	61,140
Increase in noncurrent liabilities	24,511	-	26,665	-
Tax incentive - ADENE	-	-	25,611	-

	47,577	3,275	208,721	61,140

Total sources	159,137	64,406	1,203,208	438,643

APPLICATION OF WORKING CAPITAL:
Acquisition of fixed assets	-	-	586,355	212,891
Increase in noncurrent assets	15,925	7,858	135,646	13,071
Decrease in noncurrent liabilities	45,950	-	110,879	60,910
Dividends	44,932	27,146	44,932	27,146
Interest on shareholders' equity	30,000	12,000	30,000	12,000

Total applications	136,807	47,004	907,812	326,018

Increase in working capital	22,330	17,402	295,396	112,625

Changes in working capital:
Current assets
At end of year	142,909	47,220	1,716,347	752,695
At beginning of year	47,220	18,859	752,695	705,791

	95,689	28,361	963,652	46,904

Current liabilities
At end of year	131,323	57,964	1,086,605	418,349
At beginning of year	57,964	47,005	418,349	484,070

	73,359	10,959	668,256	(65,721)

Increase in working capital	22,330	17,402	295,396	112,625

See accompanying notes.

TIM PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003
(In thousands of reais)

1. Operations

TIM Participações S.A. (former Tele Celular Sul Participações S.A.) is a listed entity directly controlled by TIM Brasil Serviços e Participações S.A. which has a shareholding of 53.23% of the voting capital and 23.73% of the total capital.

The Company has the controlling ownership of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. (former Telpe Celular S.A.). TIM Sul S.A. provides mobile telephony services in the states of Paraná (except for the cities of Londrina and Tamarana), Santa Catarina and in the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu, in the state of Rio Grande do Sul. TIM Nordeste Telecomunicações S.A. provides mobile telephony services in the states of Alagoas, Ceará, Piauí, Rio Grande do Norte, Paraíba and Pernambuco.

2. Corporate Reorganization

a. Corporate Merger

On June 1, 2004, Tele Celular Sul Participações S.A. and Tele Nordeste Celular Participações S.A., subsidiaries of TIM Brasil Serviços e Participações S.A., released significant information stating that their Boards of Directors authorized the Protocol and Justification of Merger, which proposed the merger of Tele Nordeste Celular Participações S.A. by Tele Celular Sul Participações S.A.

On August 30, 2004, with ANATEL approval, the Shareholders’ General Meeting of Tele Celular Sul Participações S.A. approved the proposal of the Board of Directors for the merger of net assets of Tele Nordeste Celular Participações S.A. at book value. In such meeting Tele Celular Sul Participações S.A. was renamed TIM Participações S.A.

Net assets were included in the merging company’s equity through the transfer of credit and debit balances on a line by line basis. Accordingly, the merging company’s results include the revenues and expenses of the merged company until the base date of the merger (June 30, 2004).

b. Merger of Operating Companies - South Brazil

On July 31, 2003, with ANATEL approval, the Shareholders' General Meeting of Telepar Celular S.A. and its wholly-owned subsidiaries Telesc Celular S.A. and CTMR Celular S.A. approved the proposal of the Board of Directors for the merger of Telesc Celular S.A. and CTMR Celular S.A. into Telepar Celular S.A. In that meeting, Telepar Celular S.A. was renamed TIM Sul S.A.

Because Telepar Celular S.A. was the sole shareholder of Telesc Celular S.A. and of CTMR Celular S.A., capital was not increased and eventually no new shares were issued, since the net assets of Telesc Celular S.A. and of CTMR Celular S.A. were already reflected on balance sheet on the equity method. Due to the merger, shares held by Telepar Celular S.A. in Telesc Celular S.A. and in CTMR Celular S.A. were canceled.

c. Merger of Operating Companies – Northeast

The corporate reorganization consisted, basically, in the merger of Telesa Celular SA., Teleceará Celular S.A., Telepisa Celular S.A., Telern Celular S.A., Telpa Celular S.A. into Telpe Celular S.A. (current TIM Nordeste Telecomunicações S.A.). In December 2003, the operating companies controlled by Tele Nordeste Celular Participações S.A. submitted to the ANATEL pre-approval the implementation of the reorganization, considering the migration from SMC – Serviço Móvel Celular (Mobile Cellular Service) to SMP – Serviço Móvel Pessoal (Personal Mobile Service).

On January 30, 2004, the Protocol and Justification of Merger of the companies Telasa Celular S.A., Teleceará Celular S.A., Telepisa Celular S.A., Telern Celular S.A. and Telpa Celular S.A. by Telpe Celular S.A. (current TIM Nordeste Telecomunicações S.A.) was approved.

This corporate reorganization aims at integrating the activities of these operating companies that belong to the same economic group, to allow increased synergy, expansion of the Company’s operations, reduction of expenses related to maintenance of six individual companies and concentration of liquidity of shares of Tele Nordeste Celular Participacoes S.A.'s subsidiaries.

3. Presentation of the Financial Statements

a. Basis of Presentation

The parent company and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil and the rules applicable to concessionaires of public telecommunications services.

TIM Participações S.A. is a publicly-traded company, with American Depositary Receipts being traded on the New York stock exchange – USA. Based on that, the Company is subject to the rules of the Security Exchange Commission (SEC) and, aiming to meet market needs, the Company adopts the procedure to disclose information simultaneously to both markets in Brazilian reais, in Portuguese and English.

b. Consolidated Financial Statements

The consolidated financial statements include assets, liabilities and the result of operations of the Company and its subsidiaries, which are as follows:

	Participation %

	2004	2003

TIM Sul S.A.	81.73	81.32
TIM Nordeste Telecomunicações S.A.	81.75	-

The main consolidation procedures are as follows:

I. Elimination of asset and liability accounts among the consolidated companies;
II. Elimination of the participation in capital, reserves and retained earnings of the subsidiaries;
III. Elimination of revenues and expenses generated by transactions among the consolidated companies;
IV. Separate disclosure of the minority interest participation in the consolidated financial statements.

Reconciliation of the results of operations is set out below:

	2004	2003 Pro forma

Parent company	286,872	328,347
ADENE tax incentive directly recorded in shareholders' equity
of the subsidiary TIM Nordeste Telecomunicações S.A.	(20,937)	(50,520)

Consolidated	265,935	277,827

c. Comparability of the Financial Statements

Reclassifications in the financial statements for 2003

To allow better comparison with the financial statements for the current year, certain reclassifications were made in the financial statements for 2003. However, the amount of said reclassifications is not material in relation to the financial statements, as such, are not being disclosed.

“Pro forma” information

To allow comparison of these financial statements with those for the prior year, the pro forma balance sheet and income statement are being set out as if the merger process mentioned in Note 2 had occurred on January 1, 2003.

	2003 Pro-forma

ASSETS	Company	Consolidated

Current assets
Cash and cash equivalents	10,412	756,833
Accounts receivable	-	438,802
Inventories	-	28,621
Recoverable taxes	14,841	136,808
Deferred income and social contribution taxes	4,480	105,383
Dividends and interest on shareholders' equity	60,855	-
Other assets	1,003	9,536

	91,591	1,475,983

Noncurrent Assets
Recoverable taxes	-	21,731
Deferred income and social contribution taxes	4,079	231,996
Related parties	9,551	638
Judicial deposits	29	18,003
Other assets	37	690

	13,696	273,058

Permanent Assets
Investments	1,822,103	11,470
Property, plant and equipment	2,644	1,400,893

	1,824,747	1,412,363

	1,930,034	3,161,404

	2003 Pro-forma

LIABILITIES AND SHAREHOLDERS' EQUITY	Company	Consolidated

Current liabilities
Suppliers	2,407	410,408
Loans and financing	-	83,650
Salaries and related charges	15,735	23,510
Taxes, charges and contributions	15,318	130,480
Concessions payable	-	38,808
Dividends and interest on shareholders'
equity payable	84,272	105,092
Related parties	4,241	13,335
Other liabilities	-	13,926

	121,973	819,209

Noncurrent liabilities
Loans and financing	-	79,232
Taxes, charges and contributions	-	58,837
Provision for contingencies	300	21,478
Pension supplementation	3,733	3,733

	4,033	163,280

Minority interests	-	374,887

Shareholders' equity
Capital	687,411	687,411
Unpaid capital	(4,539)	(4,539)
Special reserves	292,918	292,918
Income reserves	410,749	410,749
Retained earnings	417,489	417,489

	1,804,028	1,804,028

	1,930,034	3,161,404

Gross revenue from goods sold and services rendered
Telecommunication services	-	2,351,545
Goods sold	-	379,261

	-	2,730,806
Deductions from gross revenues	-	(620,543)

Net revenue from goods sold and servivces rendered	-	2,110,263

Cost of services rendered	-	(741,799)
Cost of goods sold	-	(316,694)

Gross profit	-	1,051,770

Operating income (expenses):
Selling	-	(461,562)
General and administrative	(13,574)	(193,802)
Equity pick-up	346,297	(6,500)
Amortização of goodwill on privatization	-	(50,469)
Amortization of concession	-	(4,210)
Other operating income	363	24,075

	333,086	(692,468)

Income before financial expenses	333,086	359,302

Financial income (expenses):
Financial income	5,751	238,388
Financial expenses	(12,134)	(151,281)
Exchange gain (loss)	361	(8,037)

	(6,022)	79,070

Operating income	327,064	438,372
Non-operating result	23,999	26,661

Income before taxes and minority interests	351,063	465,033
Provision for income and social contribution taxes	(22,716)	(111,813)

Income before minority interests	328,347	353,220
Minority interests	-	(75,393)

Net income for the year	328,347	277,827

4. Summary of Accounting Practices

a. Cash and cash equivalents

These represent cash and bank balances and marketable securities, recorded at cost, plus interest accrued up to the balance sheet date.

b. Accounts receivable

Accounts receivable from mobile telephone subscribers are calculated at the tariff rate on the date the services were rendered. Accounts receivable also include services provided to customers up to the balance sheet date but not yet invoiced and receivables from sales of handsets and accessories.

c. Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on the customer base profile, the aging of overdue accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover possible losses on the receivables.

d. Inventories

Refer to cellular handsets and accessories, which are stated at average acquisition cost. A provision to adjust the slow-moving items balance to the related realization value was set up.

e. Investments

Investments in subsidiaries are carried under the equity method based on the subsidiaries’ equity at the balance sheet date and consistent with the accounting practices adopted by the Company.

Other investments are stated at acquisition cost, reduced to their realization value, when applicable.

f. Property, plant and equipment

Property, plant and equipment is stated at acquisition and/or construction cost, less accumulated depreciation calculated based on the straight-line method at rates that take into consideration the estimated useful lives of the assets. Repair and maintenance costs which extend the useful lives of the related assets are capitalized, while other routine costs are charged to the result of operations.

Interest computed on debts that finance the construction of property, plant and equipment, is capitalized until the related assets become operational. Repair and maintenance costs which represent increase in capacity or useful lives are capitalized.

Noncurrent assets, mainly property, plant and equipment, are periodically reviewed for possible impairment.

The useful lives of all property, plant and equipment items are regularly reviewed to reflect any technological changes.

g. Income tax and social contribution

Income tax is calculated based on the taxable income for the period, as determined by current legislation. Social contribution is calculated based on prevailing tax rates, considering pretax income.

The subsidiary TIM Nordeste Telecomunicações S.A., through Certificates (“Laudos Constitutivos”) No. 0144/2003 and No. 0232/2003, issued on March 31, 2003 by the Agency for Development of the Northeast Region of Brazil - ADENE, became eligible to the following tax incentives: (i) 75% reduction in income tax and non-refundable surtaxes, for 10 (ten) years, from 2002 to 2011, calculated on profit from tax incentive activities ("lucro da exploração") resulting from implementation of their installed capacity to render digital mobile telephony services; and (ii) reduction by 37.5%, 25% and 12.5% in income tax and refundable surtaxes, for fiscal years 2003, 2004 to 2008 and 2009 to 2013, respectively, calculated on profit from tax incentive activities resulting from the installed capacity for rendering analogical mobile telephony services.

Taxes are calculated and recorded based on the rates in force at the balance sheet date, and in accordance with the accrual method of accounting. The effect of the aforementioned tax benefit is recorded as a reduction in the income tax payable against the constitution of a Capital Reserve – Fiscal Incentive, under shareholders’ equity of the subsidiary TIM Nordeste Telecomunicações S.A.

Deferred taxes related to temporary differences and tax losses are recorded as current and noncurrent assets, based on the expected realization thereof, which is reviewed every year.

h. Loans and financing

Loans and financing include accrued interest to the balance sheet date. The Company’s subsidiaries are party to certain derivative instruments, related to its US dollar denominated liabilities with the objective of hedging itself against risks associated with unexpected real/US dollar exchange rates. Gains and losses from such operations are recognized in the income statement under the accrual method, based on the rates established in the contracts.

i. Provision for contingencies

The provision for contingencies is recorded based on estimates which take into consideration the opinion of the Company and its subsidiaries’ managements and of its legal advisers, and is restated to the balance sheet date based on the probable losses at the end of the claims.

j. Revenue recognition

Service revenues are recognized as the services are provided. Billings are monthly recorded. Unbilled revenues from the billing date to the month end are measured and recognized during the month in which the service was provided. Revenues from pre-paid telecommunication services are recognized on the accrual basis in the period in which they are utilized. Revenues from the sale of handsets and accessories are recognized as the products are delivered to end consumers or distributors.

k. Financial income (expenses)

It represents interest and exchange and monetary variations related to marketable securities, hedge contracts, loans and financing received and granted.

l. Pension plan

The Company’s subsidiaries record the adjustments related to the obligations of the employees’ pension plan in the income for the period, over a 5-year period or the remaining expected service life of employees, whichever is less.

m. Minority interests

Minority interests correspond to the interest of the minority shareholders in the subsidiaries.

n. Derivatives

Based on available relevant market information or other evaluation techniques, the Company and its subsidiaries calculate the market value of the financial instruments, including hedge, at the balance sheet date.

o. Use of estimates

The preparation of financial statements in conformity with accounting practices requires management to make estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosure of contingent assets and liabilities at the Financial Statements date, as well as the estimation of revenues and expenses for the period. The actual results may differ from those estimates.

p. Foreign currency transactions

Transactions in foreign currency are recorded at the rate of exchange prevailing at the transaction date. Foreign currency denominated assets and liabilities are translated into reais using the exchange rate at the balance sheet date, which is reported by the Central Bank of Brazil. Exchange gains and losses are recognized in the statement of income as they occur.

q. Employee profit sharing

The Company and its subsidiaries record a provision for employee profit sharing, based on the targets disclosed to its employees and approved by the Board of Directors. The related amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s cost center.

r. Interest on shareholders’ equity

Interest on shareholders’ equity paid and/or payable are recorded against financial expenses, which, for financial reporting the purposes, are reclassified and disclosed as appropriation of net income for the year, in the statement of shareholders’ equity. Interest on shareholders’ equity received and/or receivable are recorded against financial income, which are reclassified and disclosed as equity pick up.

5. Cash and cash equivalents

	Company

	2004	2003	2003 Pro forma

Cash and banks	1,033	2,805	3,004
Short-term investments	266	7,408	7,408

	1,299	10,213	10,412

	Consolidated

	2004	2003	2003 Pro forma

Cash and banks	89,873	20,682	37,673
Short-term investments	766,459	398,040	719,160

	856,332	418,722	756,833

The balance of short-term investments is backed by government securities (LFTs and NTN’s) and Bank Deposit Certificates (CDB) issued by first tier banks, subject to 104% of Interbank Deposit Certificates – CDI.

These investments can be redeemed at any time, with no impact on recorded yield.

6. Accounts Receivable

	Consolidated

	2004	2003	2003 Pro forma

Services billed	218,021	47,622	158,282
Unbilled services	95,922	46,878	83,543
Network use	129,393	63,292	122,044
Sales of handsets	216,906	91,832	129,622

	660,242	249,624	493,491
Allowance for doubtful accounts	(64,307)	(19,155)	(54,689)

	595,935	230,469	438,802

7. Inventories

	Consolidated

	2004	2003	2003 Pro forma

Cellular handsets	47,424	16,048	26,876
Accessories and kits for prepaid cards	1,885	354	1,477
TIM chips	3,373	693	1,613

	52,682	17,095	29,966

Provision for adjustment to realizable value	(5,482)	(854)	(1,345)

	47,200	16,241	28,621

8. Recoverable Taxes

	Parent company

	2004	2003	2003 Pro forma

Income tax	2,771	-	8,428
Social contribution tax	9	-	-
Withholding income tax (IRRF)	10,807	3,293	6,413

	13,587	3,293	14,841

	Consolidated

	2004	2003	2003 Pro forma

Income tax	12,335	180	64,630
Social contribution tax	2,883	77	244
State VAT (ICMS)	84,854	11,673	46,178
Federal turnover taxes (PIS / COFINS)	17,907	542	3
IRRF recoverable	19,011	23,544	46,768
Other	914	-	716

	137,904	36,016	158,539

Current	(91,154)	(29,816)	(136,808)

Noncurrent	46,750	6,200	21,731

The noncurrent portion refers to ICMS on acquisitions of property items.

9. Income and Social Contribution Taxes

The Company and its consolidated subsidiaries, based on the expectation of future taxable profit generation, recognize tax credits arising from tax loss related to income and social contribution taxes carried forward from prior years, which have no expiration date. The use of these tax credits is limited to 30% of the annual taxable income.

The deferred income and social contribution taxes are comprised as follows:

	Parent company

	2004	2003	2003 Pro forma

Tax loss carryforwards - income tax	1,009	2,557	4,560
Tax loss carryforwards - social contribution tax	363	921	1,642
Provision for pension plan	1,257	1,270	1,270
Provision for contingencies	899	85	101
Other provisions	140	65	986

	3,668	4,898	8,559

Current	(1,512)	(3,543)	(4,480)

Noncurrent	2,156	1,355	4,079

	Consolidated

	2004	2003	2003 Pro forma

Goodwill paid on privatization	531,704	340,642	680,087
Reversal of the provision for integrity of equity	(350,924)	(224,824)	(448,857)

Tax credit from merger	180,780	115,818	231,230
Tax loss carryforwards - income tax	25,639	38,517	41,210
Tax loss carryforwards - social contribution tax	9,250	13,895	14,421
Allowance for doubtful accounts	8,067	6,513	19,451
Depreciation of free lease handsets	16,192	4,655	13,293
Amortization of goodwill paid on privatization	-	4,504	4,504
Provision for pension plan	1,257	1,270	1,270
Provision for contingencies	21,865	4,033	7,302
Other provisions	8,770	2,810	4,698

	271,820	192,015	337,379

Current	(108,706)	(52,974)	(105,383)

Noncurrent	163,114	139,041	231,996

The deferred tax asset related to goodwill paid on privatization is related to the future tax benefit, as a consequence of the restructuring plan started in 2000. The matching account of the referred tax benefit is a special reserve for goodwill in shareholders’ equity and is realized based on the estimated future profitability and the time of the concession, which is expected to terminate in 2008. The goodwill amortization is recorded in the statement of income.

In year 2004, R$50,450 (R$25,288 in 2003) related to such goodwill were realized. Also under the terms of the restructuring plan, the effective tax benefit for each fiscal year will be subsequently capitalized in the name of the controlling shareholder. The minority shareholders are ensured preemptive right on acquisition of an amount proportional to the new capital of the controlling shareholder. The special reserve for goodwill recorded by the Company’s subsidiary represents the parent company’s right on future capitalization (see Note 20-b)

In accordance with projections made by the subsidiaries’ management, the noncurrent portion of deferred taxes will be realized as follows:

Consolidated

2006	81,977
2007	50,450
2008	30,687

163,114

Income and social contribution tax expenses are as follows:

	Parent company			Consolidated

	2004	2003	2003 Pro forma	2004	2003	2003 Pro forma

Current income tax	(3,589)	(7,863)	(13,476)	(68,648)	(30,387)	(80,022)
Current social contribution tax	(1,301)	(2,861)	(4,891)	(25,189)	(11,001)	(28,978)

	(4,890)	(10,724)	(18,367)	(93,837)	(41,388)	(109,000)

Deferred income tax	(3,596)	(564)	(3,198)	(10,762)	(759)	(2,062)
Deferred social contribution tax	(1,295)	(203)	(1,151)	(3,438)	(276)	(751)

	(4,891)	(767)	(4,349)	(14,200)	(1,035)	(2,813)

	(9,781)	(11,491)	(22,716)	(108,037)	(42,423)	(111,813)

The reconciliation between income and social contribution tax expenses, tax expense calculated based on combined statutory rates, and the amount recorded in the income statement is as follows:

	Parent company

	2004	2003	2003 Pro forma

Income before income and social contribution taxes	296,653	132,293	351,063

Combined statutory rate	34%	34%	34%

Income and social contribution taxes at combined statutory rate	(100,862)	(44,980)	(119,361)

Exclusions:
Equity pick-up (net of interest on shareholders' equity)	89,650	42,580	105,574
Amortization of goodwill reserve	(537)	(403)	(403)
Other	1,968	(8,688)	(8,526)

	91,081	33,489	96,645

Income and social contribution taxes debited to income for the year	(9,781)	(11,491)	(22,716)

Effective tax rate	3.30%	8.69%	6.47%

	Consolidated

	2004	2003	2003 Pro forma

Income before income and social contribution taxes	444,085	192,982	465,033

Combined statutory rate	34%	34%	34%

Income and social contribution taxes at combined statutory rate	(150,989)	(65,614)	(158,111)

Exclusions:
Provision for integrity of equity	33,297	16,132	32,750
Amortization of goodwill reserve	(537)	(403)	(403)
Other	10,192	7,462	13,951

	42,952	23,191	46,298

Income and social contribution taxes debited to income for the year	(108,037)	(42,423)	(111,813)

Effective tax rate	24.33%	21.98%	24.04%

10. Related Party Transactions

The related party transactions are carried out, as considered by management, under normal market conditions. The balances of the related party transactions of the parent company are as follows:

	Parent Company

	Assets	Liabilities	Income		Expenses

	Receivables	Loan agreement	Financial	Shared administrative services	Financial

TIM Nordeste Telecom. S.A.	-	17,265	250	15,505	1,381

TIM Sul S.A.	108	17,683	-	1,071	991

Total 2004	108	34,948	250	16,576	2,372

Total 2003	7,472	-	2,582	37,497	1,083

Loan agreements with TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. provide for charges equivalent to 104.22% and 104.5% per annum, respectively, of the monthly variation of the Interbank Deposit Certificates (CDI).

The Company operates in an integrated manner with its subsidiaries TIM Sul S.A. and TIM Nordeste Telecomunicações S.A., and the costs relating to their common operating and administrative framework were ratably allocated to TIM Sul up to December 2003 and to TIM Nordeste up to May 2004, based on benefits generated, stated as shared administrative costs. In the parent company’s statement of income, these amounts are mainly stated as a reduction of general and administrative expenses. After the periods referred to above, each company has defined its own specific framework, and the apportionment of administrative costs became no longer applicable.

At December 31, 2004 the consolidated balances of related party transactions are as follows:

	Consolidated

	Assets	Liabilities	Income/Expenses

	Receivables	Payables	Revenues	Selling costs

Maxitel S.A.	11	-	2,504	2,784
TIM Celular S.A.	386	253	386	9,302
Blah! S.A. de Serviços e Comércio	-	2,691	-	13,824

Total 2004	397	2,944	2,890	25,910

Total 2003	355	6,767	384	4,559

11. Judicial Deposits

	Consolidated

	2004	2003	2003 Pro forma

ICMS - Agreement 69/98	11,830	11,460	11,460
Civil and labor claims	3,305	645	1,845
ICMS 5% tax rate difference	8,085	-	-
Tax claims	7,071	-	1,191
Other	-	2,834	3,507

	30,291	14,939	18,003

For the judicial deposit related to the ICMS Agreement 69/98 claim, subsidiary TIM Sul S.A., based on the opinion of its external legal advisors, believes that the likelihood of prevailing at trial is rated as “probable” and therefore, no provision for contingency was recorded in relation to these issues.

12. Investments

	Parent company

	2004	2003	2003 Pro forma

Investments
Subsidiaries	2,002,786	921,336	1,810,653
Other	9,870	11,450	11,450

	2,012,656	932,786	1,822,103

(a) Equity interest in subsidiaries:

	2004			2003

	TIM Nordeste Telecomunicações S.A.	TIM Sul S.A.	Total	TIM Sul S.A.

Capital	508,799	971,470		944,367

Number of shares held - thousands	23,779,645	12,529,890		12,193,262

Total equity interest held	81.75%	81.73%		81.32%
Voting capital held	94.09%	90.65%		90.44%

Adjusted shareholders' equity	1,186,139	1,210,253		1,098,849

Net income for the year	184,766	199,197		159,301

Equity pickup	171,984	162,804	334,788	128,487

Investment	872,072	889,866	1,761,938	772,769
Special reserve for goodwill	119,384	121,464	240,848	148,567

Investment value	991,456	1,011,330	2,002,786	921,336

Goodwill – cost	-	16,918	16,918	16,918
Goodwill - accumulated amortization	-	(7,048)	(7,048)	(5,468)

	-	9,870	9,870	11,450

	2003 Pro forma

	TIM Nordeste Telecomunicações S.A.	Tim Sul S.A.	Total

Capital	482,726	944,368

Number of shares held – thousands	23,779,645	12,193,262

Total equity interest held	81.82%	81.32%
Voting capital held	94.11%	90.44%

Adjusted shareholders' equity	1,086,691	1,098,849

Net income for the year	217,435	159,301

Equity pickup	185,261	161,036	346,297

Investment	744,753	772,771	1,517,524
Special reserve for goodwill	144,564	148,565	293,129

Investment value	889,317	921,336	1,810,653

Goodwill – cost	-	16,918	16,918
Goodwill - accumulated amortization	-	(5,468)	(5,468)

	-	11,450	11,450

Goodwill on Tele Nordeste Celular Participações S.A. (TNC) and Tele Celular Sul Participações S.A. (TCS), merged into TIM Participações S.A. beginning August 2004 (Note 2), was recorded based on future profitability and will be amortized over ten years. In view of projected results for the investees, for the first two years goodwill was amortized at a rate of 4% per annum and the remaining balance is being amortized on a straight line basis over the remaining eight years to 2008.

The special reserve for goodwill recorded at TNC and TCS, merged into TIM Participações S.A. beginning August 2004, represents the parent company’s right on future capitalization. The matching account of the referred tax benefit, related to goodwill paid on TNC and TCS privatization process, is a special reserve for goodwill in shareholders’ equity, which is realized based on the estimated future profitability and the time of the concession, which is expected to terminate in 2008.

(b) Changes in investments in subsidiaries:

	TIM Sul	TIM Nordeste	Total

Balance of investment at December 31, 2002	848,960	-	848,960

Dividends and interest on shareholders' equity received	(56,111)	-	(56,111)
Equity pickup	129,544	-	129,544
Loss on capitalization of goodwill	(1,057)	-	(1,057)

Balance of investment at December 31, 2003	921,336	-	921,336

Net assets of merged company at 12/31/03	-	889,316	889,316
Dividends and interest on shareholders' equity received	(71,754)	(64,950)	(136,703)
Equity pickup	162,803	171,985	334,788
Loss on capitalization of goodwill	(1,055)	(4,895)	(5,950)

Balance of investment at December 31, 2004	1,011,330	991,456	2,002,786

13. Property, Plant and Equipment

	Annual depreciation rate %	Consolidated

		2004			2003	2003 Pro forma

		Cost	Accumulated depreciation	Net balance	Net balance	Net balance

SMP exploration rights	20	43,527	(12,837)	30,690	15,668	36,558
Switching/transmission equipment	14.29	2,395,998	(1,569,455)	826,543	436,665	699,598
Leased handsets	50	158,568	(106,763)	51,805	6,760	24,689
Network infrastructure	33.33	303,237	(125,847)	177,390	95,956	140,012
Software and hardware	20	113,413	(68,765)	44,648	20,207	36,557
Assets for general use	10	31,727	(15,160)	16,567	4,121	13,813
Intangible assets	20	461,128	(222,643)	238,485	73,947	150,654

Assets and installations in service		3,507,598	(2,121,470)	1,386,128	653,324	1,101,881

Land		6,241	-	6,241	4,724	6,043

Construction in progress		235,493	-	235,493	53,602	292,969

		3,749,332	(2,121,470)	1,627,862	711,650	1,400,893

New technology implementation

The subsidiaries of TIM Participações S.A. began, in the second six-month period of 2003, introducing GSM technology into their service network, as a complement to current TDMA technology. At December 31, 2004 no adjustment to the property, plant and equipment account was considered to be necessary, as a result of the new GSM technology implementation, as both technologies are to remain in operation at the companies to 2008, at least. The assets related to TDMA technology have been subject to accelerated depreciation and must be 100% depreciated by 2008.

During 2004, the amount of R$ 6,476 (R$ 5,128 in 2003), R$ 1,607 of which relating to TIM Nordeste Telecomunicações S.A. and R$ 4,869 relating to TIM Sul S.A., were added to property, plant and equipment. This amount refers to charges on financing for the construction of the related assets.

14. Suppliers

	Parent Company			Consolidated

	2004	2003	2003 Pro forma	2004	2003	2003 Pro forma

Suppliers	797	738	2,407	655,686	192,395	387,044
Network use services	-	-	-	35,336	14,545	23,364

	797	738	2,407	691,022	206,940	410,408

The balance payable for network use services comprises: (i) use of the network of other fixed and mobile cell telephone operators, where calls are initiated in TIM network and end in the network of other operators (detraf); (ii) calls made when customers are outside their registration area, and are therefore considered a visitor in the other network (roaming); and (iii) calls made by customers when they choose another long-distance call operator – CSP (“cobilling”).

15. Loans and Financing

	Consolidated

	2004	2003	2003 Pro forma

Foreign currency – United States dollar

Suppliers: bearing exchange rate variation and interest of 7.3% p.a.. Subject matter of a swap to CDI operation.	705	1,613	1,613

Eximbank: refers to direct financing with the Export and Import Bank of the United States (EXIMBANK), bearing exchange rate variation and interest of 7.03% p.a., subject matter of a swap to CDI operation.	-	22,344	22,344

European Bank of Investment: financing in the amount of US$ 50,000,000, bearing interest based on the Libor rate for 3-month deposits + 1.625% p.a., subject matter of a hedging operation for which the rate is 100% of the CDI monthly variation to final maturity.	41,912	-	80,699

Local currency

Banco do Nordeste - financing in the amount of R$ 20,000, subject to pre-fixed interest of 14% p.a.	20,018	-	-

BNDES - National Bank for Economic and Social Development: this financing bears interest of 4% p.a., plus variation of the TJLP (long-term interest rate) as disclosed by the Central Bank of Brazil, or of the "UMBNDES" of the Basket of Currencies. The Basket of Currencies financing was the subject matter of a swap to CDI operation.	41,457	58,226	58,226

	104,092	82,183	162,882
Current	(62,872)	(42,751)	(83,650)

Noncurrent	41,220	39,432	79,232

The BNDES loans are subject to certain covenants covering specific ratios. The Company complies with these covenants as of December 31, 2004.

Guarantees for these financing operations are as follows: European Bank of Investment – parent company’s guarantee, Banco do Nordeste – bank guarantee by Banco Bradesco S.A., and BNDES – installment income from mobile cell telephone service.

Subsidiaries enter into hedging transactions to protect against devaluation of the Brazilian currency (“real”) in relation to U.S. dollar. The hedge contract amount outstanding at the balance sheet date is R$ 6,092 (R$ 15,280 in 2003), and the contractual term is the same as that stipulated in the financing agreement.

The noncurrent portion of loans and financings matures, as follows:

Consolidated

2006	22,337
2007	3,883
2008	3,333
2009	3,333
2010	3,333
2011	3,333
2012	1,668

41,220

16. Salaries and related charges

	Parent company

	2004	2003	2003 Pro forma

Salaries and fees	41	1,339	1,339
Social charges	102	2,135	2,718
Labor provisions	571	7,018	11,103
Employees retention	41	443	575

	755	10,935	15,735

	Consolidated

	2004	2003	2003 Pro forma

Salaries and fees	2,067	1,820	1,820
Social charges	3,582	2,672	4,207
Labor provisions	14,312	8,476	16,733
Employees retention	881	519	750

	20,842	13,487	23,510

17. Taxes, Charges and Contributions

	Parent Company

	2004	2003	2003 Pro forma

IRPJ and CSL	4,890	2,896	10,538
COFINS	5,406	405	1,093
PIS	1,174	544	1,244
IRRF	4,336	2,033	2,034
Others	-	12	409

	15,806	5,890	15,318

	Consolidated

	2004	2003	2003 Pro forma

IRPJ and CSL	4,890	3,116	11,248
ICMS	137,617	118,114	150,644
COFINS	13,538	5,324	9,897
PIS	2,936	1,263	2,837
FISTEL	7,528	3,084	3,696
FUST	1,247	492	1,001
FUNTTEL	624	246	500
IRRF	17,730	4,563	8,693
Others	1,543	470	801

	187,653	136,672	189,317

Current	(161,648)	(77,835)	(130,480)

Noncurrent	26,005	58,837	58,837

The subsidiary TIM Sul S.A., entered into an agreement with the Paraná State to defer ICMS tax to be paid in 48 months after the respective triggering event restated by FCA/PR. This benefit was granted by the State of Paraná under “Programa Paraná Mais Emprego”.

18. Concession Payable

	Consolidated

	TIM Nordeste Telecomunicações S.A.	TIM Sul S.A.	2004	2003	2003 Pro forma

SMP exploration rights
Authorizations acquired	25,970	17,557	43,527	17,557	40,768
Payments	(23,486)	(17,557)	(41,043)	(1,755)	(4,076)
Monetary adjustment	5,100	3,777	8,877	926	2,116

Balance payable	7,584	3,777	11,361	16,728	38,808

Monetary adjustment of balances payable is based on the General Price Index – Internal Availability (IGP-DI) variation, plus interest of 1% per month.

19. Provision for Contingencies

The Company and its subsidiaries are party to certain legal proceedings (labor, fiscal and civil) arising in the normal course of their business, and have recorded provisions when management believes that it can reasonably estimate probable losses, based on the opinion of their legal advisors.

The provision for contingencies is comprised as follows:

	Parent company

	2004	2003	2003 Pro forma

Civil	192	68	68
Labor	2,451	184	232

	2,643	252	300

	Consolidated

	2004	2003	2003 Pro forma

Civil	11,356	2,570	12,743
Tax	5,616	1,529	5,012
Labor	7,545	7,764	3,723

	24,517	11,863	21,478

Civil and labor contingencies

Civil contingencies refer to claims filed by former customers in connection with billing disputes, as well as claims for moral damages and other civil damages, while labor contingencies refer to claims filed by former employees.

Tax contingencies

The subsidiary TIM Sul S.A. was served delinquency notices by the Santa Catarina State tax authorities, amounting to R$ 99,321, mainly related to disputes concerning applicability of ICMS taxation on certain services provided by the subsidiary. The subsidiary is currently discussing these notices with the tax authorities and, based on the opinion of both internal and external lawyers, management concluded that probable losses to be incurred in these proceedings amount to R$ 3,853.

20. Shareholders’ Equity

a. Capital

At December 31, 2004, the subscribed and paid up capital was represented by no par value shares as follows:

	2004	2003

Number of commom shares	264,793,296,882	134,452,841,454
Number of preferred shares	437,711,795,252	222,025,630,268

	702,505,092,134	356,478,471,722

b. Capital reserve – special goodwill reserve

This reserve was set up during the corporate reorganization process in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, with new issue of shares. The respective capital increase will be subject to preemptive rights of the minority shareholders, in proportion to their shareholdings, by kind and class, at the time of new issue, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM).

c. Income reserve

Legal reserve

This refers to the 5% (five percent) of net income for every year ended December 31 to be applied to the legal reserve, which should not exceed 20% (twenty percent) of capital. Also, the Company may not set up the legal reserve when it exceeds 30% (thirty percent) of capital plus capital reserves. This reserve can be used only for capital increase or compensation of accumulated deficit.

Unearned income reserve

At December 31, 2003, the Company set up an unearned income reserve originating from the portion of equity pickup to be financially realized, substantially represented by the capital reserve from income tax incentive set up by the subsidiary, which does not allow distribution by it, in the amount of R$ 49,807. Such reserve will be reversed by the Company when effectively earned or upon capitalization of the tax incentive reserve by the subsidiary.

In conformity with Law No. 10303/01, the reserve, amounting to R$ 18,838, was set up for the amount of compulsory dividends, which exceeded the realized portion of net income for the year.

Dividends payable reserve

The Shareholders’ General Meeting of April 4, 2002 approved the proposal made by management for the establishment of a reserve for dividends payable, referring to the portion of declared dividends based on the December 31, 2001 balance sheet, with the objective of preserving the economic and financial equilibrium of the Company and concurrently satisfying the needs of relevant investments to meet demand. Such reserve had been fully realized at December 31, 2004.

Reserve for expansion

The remaining balance of net income for the year ended December 31, 2004, adjusted as required by Law No. 6404/76, article 202, in the amount of R$ 199,897, comprises the balance of the income reserve for expansion account, as determined by CVM Instruction (IN) No. 59/86, and will be used in the expansion of the Company’s network and of its IT environment as well as of its subsidiaries. The retention is supported by a capital budget submitted by management for approval at a General Meeting.

Excess income reserve

At December 31, 2004, the Company’s accumulated income reserve, considering management’s proposal for the appropriation of net income for the year, exceeds total capital and the reserve for expansion exceeds the statutory limit of 80% of total capital. In conformity with article 199 of Law No. 6404/76 and with statutory provisions, the Company’s management will propose a capitalization of R$ 115,000 at the General Meeting, arising from excess income reserve in relation to capital.

d. Dividends

Dividends are calculated in accordance with the Bylaws and Brazilian Corporation Law (“Lei das Sociedades por Ações”).

Based on its Bylaws, the Company shall distribute an amount equivalent to 25% of adjusted net income as minimum dividend every year ended December 31, provided there are funds available for distribution.

Preferred shares are nonvoting and enjoy priority on (i) the payment of capital at no premium, and (ii) payment of a minimum noncumulative dividend of 6% p.a., calculated on the result of the division of the capital stock represented by the total number of the same class of shares issued by the Company.

In order to comply with the New Corporation Law, the Company’s bylaws were amended, including the First Paragraph of Section 10, which ensures the holders of preferred shares, every year, the right to receive stock dividends, corresponding to 3% (three percent) of net earnings per share, based on the balance sheet most recently approved, whenever the dividend established according to this criterion exceeds the dividend calculated according to the criteria previously established, described in the preceding paragraph.

Dividends, which correspond to the greater of values determined within the minimum set by each of the methods provided for by the Bylaws, were calculated as follows:

	2004	2003

Net income for the year	286,872	120,802
(-) Setup of legal reserve	(14,343)	(6,040)

Adjusted net income	272,529	114,762

Compulsory dividends: 25%	68,132	28,691

Inteterest on shareholders' equity, net of withholding income tax	25,500	10,200
Suplementary dividends	42,632	18,491

	68,132	28,691
Realization of special dividends reserve	2,300	8,655

Total proposed dividends and interest on shareholders' equity	70,432	37,346

The merged company Tele Nordeste Celular Participações S.A. paid dividends of R$ 30,454 for year 2003.

The dividends for year 2004, amounting to R$ 68,132, will be paid to shareholders at the date of the Shareholders’ General Meeting which approves net income for the current year.

	2004	2003

Dividends and interest on shareholders' equity per 1,000 shares (in reais)
Common shares	0.0970	0.1047
Preferred shares	0.0970	0.1047

Realized portion of the special reserve for dividends payable for shareholders at April 5, 2002.

	2004	2003

Dividends and interest on shareholders' equity per 1,000 shares (in reais)
Common shares	0.0033	0.0286
Preferred shares	0.0033	0.0286

e. Stock option plan

On May 2, 2001, the Company’s shareholders approved a stock option plan with the following objectives:

(i) retain the services and opinions of key employees on which the Company depends respecting their judgment, initiatives and efforts;

(ii) provide key employees with a certain combination of compensation based on the Company’s market value increase; and

(iii) have general interests of key employees in line with the shareholders’ interests.

The Board of Directors can authorize future capital increases, with issue of preferred shares on behalf of key directors and executives who participate in the plan. The maximum capital increase through issue of shares by the exercise of stock options granted to the executives is limited to 1.5% of the Company’s capital as of May 2001. Total shares granted under this stock option plan amount to 4,073,000 shares.

The strike price of the stock option per 1,000 preferred shares was set at R$ 4.27, corresponding to the closing price per 1,000 shares at the São Paulo Stock Exchange (BOVESPA) on May 2, 2001. The stock option plan is valid for four years to 2005. No option can be exercised after four years, beginning on the plan approval date.

The stock options cannot be exercised either before a year from the date on which they have been granted. The stock purchase options can be exercised in the fourth year, counting from the date on which they were granted, however, their exercise can be accelerated depending on certain target-based results such as EBIT, or “Earnings Before Interest and Tax”.

No stock option granted to key employees of the Company had been exercised to December 31, 2004. At December 31, 2004, the closing price per 1,000 shares was R$ 4.05 (R$ 4.13 in 2003) at BOVESPA, which is lower than the strike price per 1,000 shares set on the plan approval date. When the stock options are exercised by the employees, the Board of Directors will approve the respective capital increase which, after the capital inflow, is required to be accounted for.

On May 4, 2001 the shareholders of merged company Tele Nordeste Celular Participações S.A. also approved the creation of stock option plan. In December 2003, all its beneficiaries exercised 2/3 of total stock options they were entitled to, which corresponds to 1,440,754 lots of 1,000 shares, referring to targets attained in 2001 and 2002, for a price of R$ 3.21 per 1,000 shares.

In December 2004, there were 1,382,164 lots of 1,000 shares available to be purchased. The Board of Directors approved the exchange of stock purchase options of Tele Nordeste Celular Participações S.A. for Tim Participações S.A., on a 1: 0.9261 basis, to be exercised in April 2005 at a strike price of R$ 3.37.

21. Net Operating Income

	Consolidated

	2004	2003	2003 Pro forma

Revenues from telecommunications services
Subscription charges	358,178	224,178	358,347
Use charges	1,246,666	448,349	1,048,746
Network use	822,576	397,107	783,473
Long distance charges	202,963	39,331	79,278
Value Added Services - VAS	118,396	34,621	56,362
Other	33,624	15,886	25,339

	2,782,403	1,159,472	2,351,545

Sales of products	646,772	255,716	379,261

Deductions
Taxes	(723,716)	(266,119)	(554,265)
Discounts	(134,253)	(60,732)	(60,819)
Other	(6,574)	(55)	(5,459)

	(864,543)	(326,906)	(620,543)

	2,564,632	1,088,282	2,110,263

22. Cost of Services Rendered and Goods Sold

	Consolidated

	2004	2003	2003 Pro forma

Personnel	(23,158)	(10,111)	(18,869)
Third-party services	(54,800)	(26,398)	(43,141)
Interconnection charges	(334,630)	(143,362)	(353,653)
Depreciation and amortization	(351,018)	(169,454)	(310,973)
Telecommunications supervision fund	(2,987)	(1,522)	(2,629)
Other	(17,640)	(4,345)	(12,534)

Cost of services rendered	(784,233)	(355,192)	(741,799)

Cost of goods sold	(508,837)	(221,722)	(316,694)

23. Selling Expenses

	Consolidated

	2004	2003	2003 Pro forma

Personnel	(55,152)	(26,421)	(40,535)
Third-party services	(318,778)	(124,259)	(224,512)
Allowance for doubtful accounts	(112,605)	(30,044)	(87,456)
Telecommunications supervision fund	(95,624)	(32,137)	(64,281)
Depreciation and amortization	(46,103)	(13,189)	(36,825)
Other	(19,015)	(4,438)	(7,953)

	(647,277)	(230,488)	(461,562)

24. General and Administrative Expenses

	Parent company

	2004	2003	2003 Pro forma

Personnel	(12,475)	(2,205)	(13,206)
Third-party services	(5,735)	(1,764)	(2,417)
Depreciation and amortization	(892)	(15)	(1,111)
Other	(1,662)	(121)	3,160

	(20,764)	(4,105)	(13,574)

	Consolidated

	2004	2003	2003 Pro forma

Personnel	(37,349)	(19,633)	(50,353)
Third-party services	(91,392)	(43,355)	(89,111)
Depreciation and amortization	(40,133)	(24,364)	(41,463)
Other	(13,568)	(7,525)	(12,875)

	(182,442)	(94,877)	(193,802)

25. Other Operating Income (Expenses)

	Parent company

	2004	2003	2003 Pro forma

Income
Prescribed dividends	662	787	1,317
Other operating income	765	450	853

	1,427	1,237	2,170

Expenses
Taxes	(992)	(29)	(54)
Goodwill amortization	(1,581)	(1,581)	(1,581)
Provision for contingencies	(2,345)	(117)	(118)
Other	(691)	(22)	(54)

	(5,609)	(1,749)	(1,807)

Other operating income (expenses), net	(4,182)	(512)	363

	Consolidated

	2004	2003	2003 Pro forma

Income
Telecommunication service fines	10,993	3,553	8,396
Prescribed dividends	1,069	1,317	2,986
Reversal of provision for contingencies	3,223	-	7,349
Reversal of provision for market value adjustment of inventories	-	1,784	1,784
Reversal of allowance for doubtful accounts	10,000	-	-
Other	6,687	2,620	17,259

	31,972	9,274	37,774

Expenses
Taxes	(5,907)	(472)	(956)
Goodwill amortization	(1,581)	(2,671)	(2,671)
Provision for contingencies	(13,654)	(4,024)	(5,319)
Other	(5,491)	(3,352)	(4,753)

	(26,633)	(10,519)	(13,699)

Other operating income (expenses), net	5,339	(1,245)	24,075

26. Financial income

	Company

	2004	2003	2003 Pro forma

Interest accrued on short-term investments	731	307	307
Monetary adjustment	450	93	2,810
Collateral rate	651	2,512	2,512
Other	106	108	122

	1,938	3,020	5,751

	Consolidated

	2004	2003	2003 Pro forma

Interest accrued on short-term investments	103,567	100,936	187,822
Monetary adjustment	7,313	4,221	19,791
Interest accrued on lendings to related parties	-	-	14,628
Interest from customers	17,520	5,793	10,560
Other	5,213	816	5,587

	133,613	111,766	238,388

27. Financial Expenses

	Company

	2004	2003	2003 Pro forma

Interest on borrowings from related parties	(2,372)	(1,162)	(6,694)
PIS/COFINS on financial income	(5,608)	(2,220)	(4,178)
Monetary adjustment	-	-	(534)
CPMF	(656)	(341)	(523)
Other	(1,494)	(191)	(205)

	(10,130)	(3,914)	(12,134)

	Consolidated

	2004	2003	2003 Pro forma

Interest on loans and financing	(2,224)	(41,958)	(79,399)
PIS/COFINS on financial income	(15,957)	(12,260)	(21,349)
Monetary adjustment	(5,540)	(2,288)	(15,571)
Interest on taxes and charges	(4,597)	(12,125)	(12,209)
CPMF	(13,636)	(7,091)	(12,880)
Other	(26,847)	(5,554)	(9,873)

	(68,801)	(81,276)	(151,281)

28. Non-Operating Result

	Company

	2004	2003	2003 Pro forma

Income
Investment disposals	898	19,500	39,000
Fixed asset disposals	1,769	-	57
Other non-operating income	-	-	2,156

	2,667	19,500	41,213

Expenses
Cost of investments disposed of	-	(6,929)	(13,858)
Loss on change in shareholding percentage	(5,951)	(3,250)	(3,319)
Cost of fixed assets disposed of	(1,713)	-	(37)

	(7,664)	(10,179)	(17,214)

Non-operating result	(4,997)	9,321	23,999

	Consolidated

	2004	2003	2003 Pro forma

Income
Investment disposals	898	19,500	39,000
Fixed asset disposals	1,977	1,193	2,351
Other non-operating income	-	-	2,155

	2,875	20,693	43,506

Expenses
Cost of investments disposed of	-	(6,929)	(13,858)
Loss on change in shareholding percentage	(5,950)	-	-
Cost of fixed asset disposals	(1,517)	(921)	(1,673)
Other non-operating expenses	-	(1)	(1,314)

	(7,467)	(7,851)	(16,845)

Non-operating result	(4,592)	12,842	26,661

On December 18, 2003, the Company and the merged company sold their participation in Blah! Sociedade Anônima de Serviços e Comércio, resulting in a pro forma gain of R$ 12,571 for the Company and a consolidated pro forma gain of R$ 25,142.

29. Financial Instruments

The Company and its subsidiaries carry out transactions involving financial instruments with the purpose of reducing risks related to market, exchange rates and interest. Such risks are controlled by specific policies, the establishment of operating limits and strategies, and other techniques for the monitoring of the positions.

The estimated market value of financial instruments, mainly cash and cash equivalents, accounts receivable and short-term financial instruments approximates the accounting value because of the short maturity of such instruments.

At December 31, 2004, the Company and its subsidiaries invested their financial resources mainly in Interbank Deposit Certificates (CDI). There are no financial assets linked to foreign currency.

Loans and financing

The fair values of loans and financing, determined through future cash flows and use of interest rate applicable to instruments with a similar nature, involve the same conditions and risks or are based on market quotations for these securities.

Limitations

The market values were estimated for a certain period, based on significant market information. Changes in assumptions may affect significantly the estimates presented.

Risk factors

The risk factors affecting the Company and its subsidiaries instruments are the following:

(i) Exchange and interest rates risk

The exchange and interest rates risk relates to the possibility of the Company and its subsidiaries computing losses resulting from fluctuations in exchange and interest rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

At December 31, 2004, a portion of Company loans and financing was denominated in U.S. dollars or indexed to the “UMBNDES” exchange variance of a basket of currencies and 100% of the loans and financing were covered by hedge contracts. The income or loss resulting from these hedge contracts is charged to operating results.

(ii) Credit operating risk

The risk is related to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in collecting the amounts billed to customers, which are represented by traders of prepaid telephone cards and distributors of cellular equipment. In order to have this risk reduced, the Company and its subsidiaries perform credit analyses to assist the risk management in respect to collection problems and monitors the accounts receivable from subscribers, blocking the telephony ability in case customers do not pay their bills. With respect to distributors, the Company maintains individual credit limits, based on potential sales analyses, risk history and risk with collection problems.

(iii)Credit risk related to the sale of telephone sets

The policy adopted by the Company’s subsidiaries for the sale of telephone sets and distribution of prepaid telephone cards is directly related to the risk of credit levels accepted during the normal course of business. The selection of partners, the diversification of the accounts payable portfolio, the monitoring of loan conditions, the positions and limits of requests established for traders, the constitution of security interests are procedures adopted by the subsidiaries to minimize possible collection problems with its commercial partners.

(iv) Financial credit risk

This risk relates to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in realizing its short-term investments and hedge contracts. The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions.

There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company and its subsidiaries.

30. Pension Plan - TIMPREV

Tele Nordeste Celular Participações S.A. (TNC) and Tele Celular Sul Participações S.A. (TCS), as from August 2004 merged into TIM Participações S.A., and the corresponding subsidiaries, have been sponsoring a private pension plan for defined benefits for a group of employees of the former TELEBRÁS system, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

Considering that in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans by sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Companies and their subsidiaries in 2002, alike other companies resulting from the former TELEBRÁS system, started the creation of a pension plan for defined contributions meeting the most modern social security standards adopted by private companies and allowing the possibility of migration to this plan of the group of employees linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplemental Pension Plans, through official ruling No. 1917 CGAJ/SPC, approved the statutes of the new pension plan, denominated Statutes of the TIMPREV Benefits Plan, for defined contributions, which provide for new conditions for benefits granting and maintenance, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

Under the new plan, the contribution on the part of the sponsoring company shall be of 100% of the amount of the basic contribution on the part of participants, and the managing entity of TIMPREV shall ensure, on the terms and conditions of the approved plan statutes, the benefits listed below, not being held liable for granting any other, even if the government official social security adventitiously starts granting them to beneficiaries:

• Normal pension
• Advance pension
• Disability pension
• Deferred proportional benefit
• Death pension

However, as not all employees of the controlled companies and their subsidiaries have migrated to TIMPREV plan, the pension and health plans deriving from the TELEBRÁS system continue existing and are briefly set out below:

PBS: benefits plan of SISTEL, for defined benefits which includes the employees paying contributions to the plan (active) who participated in the plans sponsored by the companies of the former TELEBRÁS system;

“PBS Assistidos”: private pension plan for employees receiving benefits (inactive), for multi-sponsored benefits;

“Convênio de Administração”: covenant for managing pension payment to pensioners of the predecessors of the controlled companies;

PAMEC: health plan granted to pensioners of the predecessors of the controlled companies;

PBT: plan for defined benefits for pensioners of the predecessors of the companies and their subsidiaries;

PAMA: health plan for retired employees and their dependents, on a shared cost basis.

TCS is the succeeding sponsoring company arising from the partial spin-off of Telecomunicações do Paraná S.A - TELEPAR, of the private pension supplementation plans introduced in 1970 under a Collective Agreement, approved by the Atypical Contractual Agreement entered into by said company and the Unions representing the professional categories then existing.

In the year ended December 31, 2004, the contributions to TIMPREV totaled R$ 538, namely R$ 340 by Tim Nordeste Telecomunicações S.A. and R$ 198 by Tim Sul S.A. (R$ 140 by Tele Nordeste Celular and subsidiaries and R$ 188 by Tele Celular Sul and subsidiaries in 2003).

The actuarial position of assets and liabilities related to pension and health care plans as of December 31, 2004 is shown below, considering the rules defined in IBRACON NPC-26, as approved by CVM Instruction 371 for the plans existing prior to TIMPREV, and which still have active members.

The reconciliation of assets and liabilities as of December 31, 2004 is as follows:

	Parent company

	Plans		Total

	PBS	PAMA	2004	2003

Present value of actuarial liabilities on benefits	5,969	386	6,355	8,596

Present value of actuarial liabilities	5,969	386	6,355	8,596
Fair value of plan assets	(8,711)	(289)	(9,000)	(10,950)

Present value of liabilities in excess of fair value of plan assets	(2,742)	97	(2,645)	(2,354)

Net actuarial liabilities (assets)	(2,742)	97	(2,645)	(2,354)

a) Effects as of December 31, 2004:

	Consolidated

	Plans						Total

	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA	2004	2003

Reconciliation between assets and liabilities at 12/31/04
Present value of actuarial liabilities on benefits	20,762	4,149	764	64	1,267	1,846	28,852	28,336

Present value of actuarial liabilities	20,762	4,149	764	64	1,267	1,846	28,852	28,336

Fair value of plan assets	(30,163)	(5,396)	(1,578)	(160)	(1,657)	(1,383)	(40,337)	(35,974)

Present value of liabilities in excess of fair value of plan assets	(9,401)	(1,247)	(814)	(96)	(390)	463	(11,485)	(7,638)

Net actuarial liabilities (assets)	(9,401)	(1,247)	(814)	(96)	(390)	463	(i) (11.485)	(7,638)

(i) No assets have been recognized by the parent company as this surplus cannot be recovered, in addition to the fact that the amount of sponsor’s contributions will not decrease in the future.

b) Changes in net acturial liabilities (assets)

	Plans

	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA

Acturial liabilities (assets) as of 12/31/03	(6,969)	(777)	(733)	37	(307)	1,109

Expenses (income) recognized in the prior year	(803)	(89)	(90)	4	(42)	149
Sponsor’s contributions	(82)					(20)
Recognized actuarial (gains) losses	(1,547)	(381)	9	(137)	(41)	(775)

Net acturial liabilities (assets) as of 12/31/04	(9,401)	(1,247)	(814)	(96)	(390)	463

c) Statement of losses (gains)

	Plans

	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA

(Gain) Loss on actuarial liabilities	163	52	(47)	(133)	(96)	(913)
(Gain) Loss on plan assets	(1,744)	(433)	56	(4)	55	138
(Gain) Loss on employees’ contributions	34	-	-	-	-	-

(Gain) Loss as of 12/31/04	(1,547)	(381)	9	(137)	(41)	(775)

Corridor calculation (10% of equity and liabilities)	3,016	539	158	16	166	185

d) Reconciliation of present value of liabilities

	Plans

	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA

Value of liabilities as of 12/31/03	19,516	3,987	789	177	1,322	2,545
Cost of current service	242	-	-	2	-	26
Interest on actuarial liabilities	2,137	433	85	20	143	283
Benefits paid during the year	(1,296)	(323)	(62)	-	(102)	(93)
Liabilities	163	52	(48)	(135)	(96)	(915)

Value of liabilities as of 12/31/04	20,762	4,149	764	64	1,267	1,846

e) Reconciliation of fair value of assets

	Plans

	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA

Fair value of assets as of 12/31/03	26,485	4,764	1,522	140	1,629	1,436
Benefits paid during the year	(1,296)	(323)	(62)		(102)	(92)
Participants’ contributions	72	-	-	-	-	-
Sponsor’s contributions	83	-	-	-	-	20
Actual yield of plan assets in the year	4,819	955	118	20	130	19

Value of liabilities as of 12/31/04	30,163	5,396	1,578	160	1,657	1,383

f) Expenses expected for 2005

	Plans

	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA

Cost of current service (plus interest)	207	-	-	-	-	24
Interest on actuarial liabilities	2,271	449	83	7	137	206
Expected yield of plan assets	(5,388)	(636)	(254)	(26)	(263)	(222)

Total expenses recognized	(2,910)	(187)	(171)	(19)	(126)	8

Estimated employees’ contributions for the next years	(34)	-	-	-	-	-

Total net expenses (income) to be recognized	(2,944)	(187)	(171)	(19)	(126)	8

Actuarial assumptions adopted in the calculation

The main actuarial assumptions adopted in the calculation were as follows:

Nominal discount rate of actuarial liabilities:	11.30% p.a.
Estimated nominal yield rate of plan assets:	18.20% p.a.
Estimated nominal rate of salary increase:	7.10% p.a.
Estimated nominal rate of benefit increase:	5.00% p.a.
Biometric general mortality table:	UP84 UP84 with a 1 year complexity segregated by sex
Biometric disability table:	Mercer Disability Table
Estimated turnover rate:	Nil
Retirement likelihood:	100% upon first eligibility to a plan benefit
Estimated long-term inflation rate	5.00
Computation method	Projected Credit Unit Method

31. Management’s Fees

Amounts paid to management in 2004 totaled R$ 1,127, less than the amount approved at the Ordinary Shareholders’ Meeting held in April 2004.

32. Insurance (unaudited)

As of December 31, 2004, the Company and its subsidiaries have insurance cover against fire and sundry perils for inventories and fixed assets. Management considers the amounts sufficient to cover any losses, based on the risks and amounts involved.

33. Commitments (unaudited)

On the terms of the Authorization for Mobile Personal Service (SMP) Exploitation, the controlled companies committed themselves to implement mobile personal telecommunications cover for the assigned area, on a phased basis, within the quality standards established by said authorization.

Should said terms not be met, the controlled companies will be subject to penalties, the main being: (i) failure to pay the remaining portion in connection with the authorization on the stipulated maturity shall be subject to penalty of 0.33% per day of delay, up to the limit of 10%, plus SELIC rate for federal securities, to be calculated on the amount of debt considering all the days of delay; (ii) failure to pay the stipulated amount shall entail forfeiture of the authorization, irrespective of other penalties provided for ANATEL regulations; (iii) unjustified failure to use the radiofrequency blocks shall entail the applicable penalties provided for by SMP regulations (warning, penalty, temporary suspension or forfeiture).

At December 31, 2004, the controlled companies did not present any departure from the commitments assumed in the Authorization for Mobile Personal Service Exploitation.

34. Supplementary Information (unaudited)

STATEMENTS OF CASH FLOW
December 31, 2004 and 2003
In thousands of reais

	Parent company		Consolidated

	2004	2003	2004	2003

Operating activities
Net income for the year	286,872	120,802	265,935	120,802
Adjustments to reconcile net income to cash
Depreciaton and amortization	2,472	1,596	332,534	211,798
Losses on nonoperating investments	5,950	3,250	-	-
Equity pickup	(334,788)	(128,487)	-	3,250
Book value of investment disposal		6,929	-	6,929
Book value of permanent asset disposal	1,794	-	1,643	921
Interest on shareholders' equity received	136,703	56,110	-	-
Minority interests	-	-	45,526	17,924
Monetary and exchange variations on loans	-	-	(167)	(11,839)
Effect of mergers:
Current assets	-	-	(395,379)	-
Current liabilities	-	-	340,797	-
Noncurrent assets	(884)	-	(101,958)	-
Investment	(889,316)	-	-	-
Property, plant and equipment	(2,621)	-	(662,453)	-
Noncurrent liabilities	18,604	-	53,195	-
Minority interests	-	-	165,891	-
Net assets	881,581	-	881,579	-
Decrease (increase) of operating assets
Trade receivables	-		(157,133)	(65,023)
Taxes recoverable	(10,294)	(1,879)	20,635	11,037
Deferred taxes	1,230	3,985	65,559	37,248
Inventories	-		(18,579)	(668)
Interest on shareholders'equity	(95,928)	(30,109)	-
Other current assets	(412)	78	(7,484)	134
Other noncurrent assets	7,944	(3,818)	(12,862)	4,325
Increase (decrease) of operating liabilities
Labor charges	(10,180)	(1,008)	(2,668)	(628)
Suppliers	59	(2,039)	280,614	73,557
Taxes payable	9,916	3,829	(1,664)	14,502
Accrued interest	-	-	15,300	18,961
Provision for contingencies	2,391	117	3,039	2,912
Suplementary pension	(36)	900	(36)	900
Other current liabilities	16,344	(3,505)	(3,079)	10,697

Net cah generated by operating activities	27,401	26,751	1,108,785	457,739

Investing activities
Property, plant and equipment acquisitions	-	-	(586,355)	(212,891)

	-	-	(586,355)	(212,891)

Financing activities
New loans	-	-	20,000	-
Loan repayments	-	-	(102,552)	(246,853)
Financing for usage rights	-	-	(18,816)	17,557
Fiscal incentive - ADENE	-	-	25,611	-
Dividends and interest on shareholders' equity	(36,315)	(25,464)	(9,063)	(29,664)

	(36,315)	(25,464)	(84,820)	(258,960)

Increase (decrease) in cash and cash equivalents	(8,914)	1,287	437,610	(14,112)

STATEMENTS OF VALUE ADDED
December 31, 2004 and 2003
In thousands of reais

	Parent company		Consolidated

	2004	2003	2004	2003

Income
Gross operating revenue	-	-	3,429,175	1,414,900
Losses and allowance for doubtful accounts	-	-	(112,605)	(30,044)
Discounts	-	-	(140,827)	(60,787)
Net nonoperating income (expenses)	(4,997)	12,571	(4,592)	12,842

	(4,997)	12,571	3,171,151	1,336,911

Consumables from third parties
Cost os services rendered and goods sold	-	-	(903,873)	(393,437)
Materials, energy, third party services and others	(8,929)	(787)	(786,846)	(263,281)

	(8,929)	(787)	(1,690,719)	(656,718)

Retentions
Depreciation and amortization	(2,472)	(1,596)	(332,534)	(211,798)

Net added value generated	(16,398)	10,188	1,147,898	468,395

Added value received in transfer
Gain (loss) on investments	334,788	125,237	-	(4,307)
Financial income	1,938	3,017	157,569	111,766

	336,726	128,254	157,569	107,459

Total added value available for distribution	320,328	138,442	1,305,467	575,854

Distribution of added value
Payroll and related charges	10,427	1,919	80,851	48,951
Taxes and contributions	19,163	14,457	876,255	335,691
Interest and rentals	3,866	1,264	82,426	70,410
Dividends and interest on shareholders' equity	72,632	30,491	72,632	30,491
Retained earnings	214,240	90,311	193,303	90,311

	320,328	138,442	1,305,467	575,854

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 2, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer